EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SONUS PHARMACEUTICALS, INC.

a Delaware Corporation

(pursuant to Section 242 of the Delaware General Corporation Law)

SONUS PHARMACEUTICALS, INC., a corporation organized and existing under and by the virtue of the Delaware General Corporation Law (the “Corporation”), through its duly authorized officers and by authority of its Board of Directors does hereby certify:

FIRST: That in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article I of the Corporation’s Amended and Restated Certificate be amended to read as follows:

“The name of this Corporation is OncoGenex Pharmaceuticals, Inc.”

RESOLVED FURTHER, that the first two sentences of the text of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation be deleted and replaced with the following text:

“This Corporation is authorized to issue two classes of stock to be designated respectively, “Common Stock” and “Preferred Stock.” Upon the effectiveness of this Certificate of Amendment of Certificate of Incorporation, every eighteen (18) shares of the Corporation’s issued and outstanding Common Stock shall, automatically and without any action on the part of the holder thereof, be reclassified and changed into one (1) share of the Corporation’s Common Stock, par value $0.001 per share (the “Reverse Stock Split”). After giving effect to the Reverse Stock Split, the total number of shares of all classes of stock which the Corporation shall have authority to issue is 16,019,930, of which (i) 11,019,930 shares shall be designated Common Stock and shall have a par value of $.001 per share; and (ii) 5,000,000 shares shall be designated Preferred Stock and shall have a par value of $.001 per share.”

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, in accordance with Section 242 of the General Corporation Law of the State of Delaware, the Corporation’s stockholders approved and authorized the foregoing Certificate of Amendment.

THIRD: That the foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: That this Certificate of Amendment shall be made effective as of 4:01 p.m. Eastern Standard Time on August 20, 2008.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to be signed by Michael A. Martino, its duly authorized President and Chief Executive Officer this 19th day of August, 2008.

SONUS PHARMACEUTICALS, INC. a Delaware Corporation

By:	/s/ Michael A. Martino
Michael A. Martino President and Chief Executive Officer